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                            MEMORANDUM OF AGREEMENT

         FOR AND IN CONSIDERATION of the mutual benefits accruing and expected to accrue hereunder, Philadelphia Sun Shipping Company, Inc., a Delaware corporation, (hereinafter called the "Seller") hereby agrees to sell, and Maritrans Inc., a Delaware corporation, or a subsidiary designated by it (hereinafter called the "Buyer") hereby agrees to purchase, the MT Philadelphia Sun ( Official No. 638073 ) as more particularly described herein (hereinafter referred to as the "Vessel"), subject to the following terms and conditions:

         1. Vessels. The Vessel is a U.S. flag tanker built at Sun Shipbuilding and Drydock Company, Chester, PA in 1981.

         2. Price. The Total Purchase Price for the sale of the Vessel shall be Eleven Million, Five Hundred Fifty Thousand Dollars, United States Currency ($11,550,000).

         3. Deposit. As security for the correct fulfilment of this Memorandum of Agreement ("MOA"), the Buyer shall deposit the amount of One Million, One Hundred Fifty-Five Thousand United States Dollars ($1,155,000) equal to ten percent (10) of the Total Purchase Price (the "Deposit") within three (3) Philadelphia business days of Buyer's execution and delivery of this MOA. The Deposit shall be delivered by wire transfer to CoreStates Bank, to an account number to be designated by Seller, and held by said bank as a downpayment on the Vessel. Interest shall accrue to the benefit of the Buyer and any fees charged for holding the Deposit shall be borne by the Seller.

         4. Closing. Closing for the sale of the Vessel from the Seller to the Buyer shall take place on a normal business day on the date of delivery of the Vessel as set forth in Paragraphs 7


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and 19 hereof. The Closing shall be held at a location to be mutually agreed between Buyer and Seller.

         5. Payment. Buyer agrees to pay Seller the total Purchase Price at the Closing by:

            a. Transfer of the $1,155,000 Deposit plus accrued interest thereon,

            b. Wire transfer in immediately-available, same-day funds of an amount equal to the balance of the Total Purchase Price remaining after application of the Deposit and accrued interest thereon,

both to CoreStates Bank, Account Name: Sun Transport, Inc., Account No.:
1221A6690, ABA No.: 031000011.

         6. Inspections. Buyer has inspected the Vessel's American Bureau of Shipping and U.S. Coast Guard records and, by execution of this MOA, acknowledges its acceptance of same. The Seller provided an afloat inspection of the Vessel. During such inspection, the Vessel's log books for engine and deck and voyage abstract information were made available for Buyer's examination. At Buyer's option, an underwater inspection will be completed prior to 31 August 1997. By execution of this MOA, Buyer acknowledges acceptance of the Vessel subject only to completion of the underwater inspection at Buyer's discretion.

         7. Place and Time of Delivery. The Vessel shall be delivered by Seller and taken over by Buyer at a location safely afloat within Vessel's normal operating area as mutually agreed in order to minimize tax impact on both Buyer and Seller, between September 30, 1997 and October 30, 1997. If Vessel is not delivered by October 30, 1997, Buyer shall have the option to cancel this MOA, which option shall be exercised within seventy-two (72) hours thereof.


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         8. Risk of Loss. Should the Vessel become a total or constructive total loss or should the Vessel be requisitioned for use by any lawful governmental authority before delivery, the Deposit and interest thereon shall immediately be returned to the Buyer and the MOA thereafter considered null and void.

         9. No Assumption of Liabilities, The Seller specifically agrees that it will defend, indemnify and hold the Buyer and the Vessel harmless from any claims, suits, liens or causes of action of whatsoever nature, the basis of which arose prior to delivery of the Vessel to Buyer or as a consequence of the sale, including any claims of the crew of the Vessel, regardless of whether such claims, suits, liens or causes of action are brought prior to or at any time after delivery of the Vessel to Buyer. The Buyer agrees to defend, indemnify and hold the Seller and the Vessel harmless from any claims, suits, liens or causes of action which may arise after delivery of the Vessel to Buyer, the basis of which arose after the delivery of the Vessel to Buyer. Buyer shall not assume or be liable or responsible for any obligations or liabilities of any kind or character of Seller.

         10. Spares/Bunkers, Etc. The Seller shall deliver the Vessel to the Buyer with everything belonging to her onboard. All spare parts and spare equipment, whether afloat or ashore, broached and unbroached stores and provisions onboard the Vessel at the time of the inspection, used or unused, shall become the Buyer's property, except items set forth in the Paragraph below and in Schedule A hereto shall be excluded. The Seller is not required to replace spare parts which are taken out of spares belonging to the Vessel and used as replacement parts on the Vessel prior to delivery, but the replaced items shall be the property of the Buyer. Buyer further agrees that the self contained breathing apparatus is accepted "as is, where is", and

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that the Buyer will inspect the equipment to verify that it is in proper operating condition prior to use, and to train their employees in the proper use and maintenance of the equipment. Schedule B is a list of the inventory items ashore, possession of such items shall be delivered to Buyer upon delivery of the Vessel. Buyer and Seller shall meet to agree on a final and complete list of inventory items.

                  The Seller has the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Seller's flag or name, provided Seller replaces same with similar unmarked items. In addition, Seller has the right to remove all items of property presently onboard the Vessel and listed on Schedule A attached hereto. Captain's, Officers' and Crew's personal belongings, including personal computers and slop chest, shall also be excluded from the sale. Seller shall provide Buyer with a blank copy of all forms used onboard the Vessel. Library books specifically related and peculiar to the Vessel shall be included without additional cost.

         The Buyer shall take over all remaining unused pumpable bunkers, lubricating oils, and diesel fuel, in such quantities as are determined by representatives of Buyer and Seller on the date of the Closing, and pay for same at the Closing in an amount to be calculated by using the Seller's last paid invoice for same. Payment for same shall be made by wire transfer at the Closing.

         11. Documentation. At the Closing the Seller shall furnish the Buyer:

             a.   Certificate of Ownership for the Vessel (U.S. Coast Guard Form
                  1330) showing Seller as the owner of the Vessel free and clear of liens and encumbrances of record; such Certificate of Ownership shall be dated no earlier than ten (10) days prior to Vessel delivery.
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             b.   Valid and sufficient bills of sale duly attested by notary public, in duplicate transferring title to the Vessel from Seller to Buyer with warranties of title and freedom from all liens and encumbrances; the warranties in such bills of sale shall survive the Closing and Vessel delivery.

             c. Copies of the Resolution of the Board of Directors of Seller, authorizing the sale of the Vessel under the terms and conditions of this MOA.

             d.   An ABS certificate or letter, dated no earlier than fifteen
                  (15) days prior to Vessel delivery, indicating that the Vessel is in class, and a valid U.S. Coast Guard Certificate of Inspection.

             e. Invoice stating specific assets, purchased fuel and lube oils, price, date of transaction, and full style of Buyer and Seller.

         On delivery of the Vessel, the Buyer shall provide for the transfer of Documentation of the Vessel deleting Seller's name as designated Owner of the Vessel.

                  At the time of Vessel delivery, the Seller shall deliver to the Buyer all classification certificates as well as all plans, etc. which are onboard the Vessel. Other technical documentation including plans, instruction books and manuals which may be in the Seller's possession shall promptly, upon the Buyer's instructions, be forwarded to the Buyer. The Seller may keep the log books, but the Buyer shall have the right to take copies of same for a period of ninety days.

         12. Encumbrances. The Seller warrants that the Vessel, at the time of delivery, shall be free from all encumbrances and liens, maritime or otherwise, or any other debts whatsoever.


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Should any claims which have been incurred prior to the time of delivery be made against the Vessel, the Seller hereby undertakes to indemnify the Buyer against all such claims.

         13. Taxes, Etc. Any taxes, fees and expenses connected with the purchase and registration of the Vessel under the Buyer's flag shall be for the Buyer's account, whereas similar charges connected with the closing of Seller's register shall be for the Seller's account.

         14. Title; Condition on Delivery. The Vessel, with everything belonging to her, shall be at the Seller's risk and expense until title passes to the Buyer at the time of the Closing and shall be operated by the Seller in the ordinary course and shall be maintained in accordance with Seller's normal maintenance practices. Except as otherwise provided herein, the Vessel shall be delivered free of all pumpable cargo in all tanks designated as empty, with the exclusion of current voyage commercial cargoes and slops. The Vessel shall be taken over "as is, where is" at the time title passes to Buyer, in substantially the same condition as when inspected, subject to ordinary wear and tear, and subject to Seller's warranties and guaranties as set forth in this MOA.

                  Notwithstanding anything to the contrary contained herein, the Vessel shall be delivered in class and with valid U.S. Coast Guard Certificates of Inspection with no outstanding Class or USCG requirements or conditions which, if known to the Classification Society or USCG, would impair Class or the Certificate of Inspection.

         15. Markings. Immediately upon delivery, the Buyer will undertake to change the Vessel's funnel markings and will assure that the name "Sun" is deleted from the markings.

         16. Buyer's Default. If the Deposit is not paid as aforesaid, the Seller shall have the right to cancel this MOA, and the Seller shall be entitled to claim compensation for their losses and for all expenses incurred together with interest at a rate of 12% per annum. If the Buyer fails


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to take delivery of the Vessel in accordance with the terms and conditions of this MOA, for reasons within Buyer's control which are not excepted elsewhere herein, the Seller shall have the right to cancel this MOA. and keep the Deposit in full together with interest earned thereon, and Seller shall be entitled to claim compensation for its losses and for all expenses incurred together with interest at a rate of 12% per annum. Seller shall also be paid demurrage at $25,000/day or part thereof , if Buyer fails to take delivery within 72 hours after the Vessel is tendered for delivery in accordance with the terms of this MOA.

         17. Seller's Default. If the Seller fails to execute a legal transfer of title or to deliver the Vessel with everything belonging to her in accordance with the terms and conditions of this MOA, for reasons within Seller's control which are not excepted elsewhere herein, the Buyer shall have the right to cancel this MOA, in which case the Deposit in full shall be returned to the Buyer together with interest earned thereon and Buyer shall be entitled to claim compensation for its losses and for all expenses incurred together with interest at a rate of 12% per annum.

         18. Arbitration. If any dispute should arise in connection with the interpretation and fulfilment of this MOA, same shall be decided by arbitration in the City of New York and shall be referred to a single Arbitrator to be appointed by the parties hereto. If the parties cannot agree upon the appointment of the single Arbitrator, the dispute shall be settled by three Arbitrators, each party appointing one Arbitrator, the third being appointed by the other two.

                  If either of the appointed Arbitrators refuses or is incapable of acting, the party who appointed him shall appoint a new Arbitrator in his place.

                  If one of the parties fails to appoint an Arbitrator, either originally or by way of substitution, within two weeks after the other party having appointed his Arbitrator has sent the


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party notice by mail, cable, facsimile or telex to make its appointment, the party appointing the first Arbitrator shall also appoint an Arbitrator on behalf of the other party.

                  The award rendered by the Arbitrator(s) shall be final and binding upon the parties and may, if necessary, be enforced by said Arbitrators or any other competent authority in the same manner as a judgement in any court of competent jurisdiction.

                  This MOA shall be subject to the law of the State of New York.

         19. Conditions. The sale contemplated hereunder is conditioned upon and is subject to:

             a. The results of the underwater inspection referred to in paragraph 6 being satisfactory to Buyer in the event Buyer chooses to perform same.

             b. Buyer and Seller or its affiliates having completed settlement on the sale of MT New York Sun (Official no. 628783).

             c. All conditions to the Buyer's obligations to purchase from Seller or its affiliates the Tug Puerto Rico Sun (Official no. 529198) the Tug Seminole Sun (Official no. 529910), the Barge Caribe Sun (Official no. 531135), and the Barge Borinquen Sun (Official no. 928391) having been satisfied or waived by Buyer.

             d. Buyer and Sun Company, Inc. (R&M) having entered into a mutually satisfactory five (5) year Time Charter for the Vessel.

             e.   Buyer and Seller having each made appropriate
                  Hart-Scott-Rodino filings, filing fees to be paid by Buyer, and approval thereunder having been granted or the waiting period thereunder having expired.


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                  Closing on the sale of the Vessel shall occur on the date
mutually agreed upon by the parties in accordance with paragraph 7 above promptly after the satisfaction of the last of the conditions required to be satisfied under this Paragraph 19 (but not earlier than September 15, 1997), provided, however, that the parties shall use reasonable best efforts to satisfy such conditions and close on the sale of the Vessel on or prior to September 30, 1997. In the event the parties fail to satisfy all conditions to close prior to September 30, 1997, Buyer and Seller shall each have the option to declare this MOA null and void. Upon such a declaration, the Deposit with all accrued interest thereon shall be returned to Buyer.

         20. Notice. All notices and advice hereunder shall be in writing and shall be delivered in person or given by registered or certified mail, postage prepaid, telex or facsimile transmission,

and if to the Seller, shall be addressed as follows:

                                    Mr. William R. Shoemaker
                                    Sun Transport, Inc.
                                    25th Floor
                                    1801 Market Street
                                    Philadelphia, PA  19103-1699
                                    Ph.: (215) 977-6815
                                    Fx.: (215) 977-6041

and if to the Buyer, shall be addressed as follows:

                                    Mr. Stephen A. Van Dyck
                                    Maritrans Inc.
                                    One Logan Square
                                    Philadelphia, PA 19103
                                    Ph.: 215-864-1223
                                    Fx.: 215-864-1218
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         21. Citizenship. Seller warrants that it is a citizen of the United
States of America within the meaning of Section 2 of the Shipping Act of 1916, as amended, and that it has been so as long as it has owned the Vessel. Sellers further warrant that the Vessel is at the time of passage of title documented under the laws of the United States with coastwise endorsements and qualified to engage in coastwise trade. Buyer warrants that it is a citizen of the United States of America within the meaning of Section 2 of the Shipping Act of 1916, as amended.

         22. Gas Free Certificate. Vessel to be delivered without gas free certificate.

         23. Commissions. Any sales commission on the sale hereunder will be payable by Seller. Buyer warrants that it has not dealt with any broker or agent in respect of this sale.

         24. Survival. All covenants, representations and warranties of the parties contained in this MOA shall survive the Closing and delivery and acceptance of the Vessel.

         IN WITNESS WHEREOF, Buyer and Seller have entered into the MOA in accordance with the terms stated.

Maritrans Inc.                           Philadelphia Sun Shipping Company, Inc.

By: /s/ Steven A. Van Dyck               By: /s/ James L.Fidler

Date: 25 July 1997                       Date: 25 July 1997



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                                   SCHEDULE A

The following items are to be excluded from the sale:

1. Master's, Officers' and Crew's personal effects, including personal entertainment equipment (i.e. televisions, stereos, video players, videos, cameras, exercise equipment, etc.).

2. All Seller's manuals, letters, training materials and equipment, and all quality system related manuals and documentation.

3. Registration certificate, radio station and other certificates and licenses required to be surrendered by Seller, and insurance certificates.

4.   Contents of Master's safe.

5.   All items on order.

6. The following leased items not the property of the Sellers: Unitor or others: welding oxygen, acetylene, and freon bottles, test gas cylinders for analyzers, medical breathing apparatus.

7.   Vessel name boards.

8. Extra charges will apply to all fuel on board and to any on shore or on order which are specifically requested by the Buyer to be included in the sale.

9.   Ship's controlled medicines, medical records and medical manuals.